SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(c) of the Securities Exchange Act of 1934)
(Amendment No. __)

REGENCY EQUITIES CORP.

(Name of the Issuer)

REGENCY EQUITIES CORP.	REGENCY ACQUISITION CORP.
FIRST LINCOLN HOLDINGS, INC.	EVERGREEN ACCEPTANCE LLC
RMO, INC.	MAREV, INC.
MARTIN OLINER	OLINER FAMILY TRUST
(Names of Persons Filing Statement)

Common Stock, Par Value $0.01 per Share

(Title of Class of Securities)

758855100

(CUSIP Number of Class of Securities)

Morris Engel
Chief Financial Officer
Regency Equities Corp.
9454 Wilshire Boulevard, Penthouse 27
Beverly Hills, California 90212-2910
(310) 273-2018

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Marc L. Brown Troy & Gould 1801 Century Park East, Suite 1600 Los Angeles, California 90067 (310) 789-1269	David M. Taylor 1219 West Street Wilmington, Delaware 19801 (302) 429-4900

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☒

     Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐

CALCULATION OF FILING FEE

Transaction valuation:$244,386.83*	Amount of filing fee: $19.80**

*	Estimated for purposes of calculating the amount of the filing fee only, based upon the product of: (x) 14,375,696 shares of the issuer’s common stock, par value $0.01 per share (based on the maximum number of shares to be converted in the merger to the right to receive cash, excluding shares beneficially owned by the acquisition company or its affiliates that will not be converted into cash in the proposed merger); and (y) $0.017 (equal to the proposed cash payment to holders of the shares set forth in (x)).

**	Determined by multiplying the transaction valuation by .000081.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$19.80
Form or Registration No.:	Schedule 14C
Filing Party:	Regency Equities Corp.
Date Filed:	January 26, 2004

Introduction

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed in connection with an Agreement and Plan of Merger dated December 16, 2003 (the “Merger Agreement”) between Regency Equities Corp., a Delaware corporation (“Regency”), and Regency Acquisition Corp., a Delaware corporation (“Acquisition”).

     Pursuant to the Merger Agreement, Acquisition will merge into Regency. Each share of the common stock of Regency, other than shares of common stock held by First Lincoln Holdings, Inc., a Delaware corporation (“First Lincoln”), and Evergreen Acceptance LLC, a Delaware corporation (“Evergreen”), and other than shares of common stock held by stockholders who perfect their appraisal rights under Delaware law, will be converted into the right to receive $0.017 in cash, without interest. The Regency common stock that is owned by First Lincoln and Evergreen will be cancelled in the merger, and the stock of Acquisition that is owned by Evergreen will be converted into shares of Regency common stock on a one-for-one basis. Upon completion of the merger, Evergreen will be Regency’s only stockholder.

     This Schedule 13E-3 is filed by Regency, Acquisition, First Lincoln, Evergreen, RMO, Inc., a Delaware corporation (“RMO”), MAREV, Inc., a Delaware corporation (“MAREV”), Martin Oliner and the Oliner Family Trust. Concurrently with the filing of this Schedule 13E-3, Regency is filing with the Securities and Exchange Commission (the “Commission”) a preliminary information statement (the “Information Statement”) pursuant to Schedule 14C of the Securities Exchange Act of 1934 (the “Exchange Act”) containing information with respect to the Merger Agreement. The Information Statement is in preliminary form and is subject to completion or amendment.

     The information in the Information Statement, including all appendices thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the provisions of the Information Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to the corresponding Items contained in Regulation M-A under the Exchange Act. The following responses and cross-references show the location in the Information Statement of the information required to be included in response to the items of this Schedule 13E-3.

Item 1. Summary Term Sheet.

ITEM 1001

     The information set forth in the section of the Information Statement entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

ITEM 1002

     (a)  Name and Address. Regency is the subject company of this Schedule 13E-3. The information set forth in the section of the Information Statement entitled “Special Factors – Background of the Merger” is incorporated herein by reference.

     (b)  Securities. The information set forth in the section of the Information Statement entitled “Price Range of Our Common Stock and Dividend Policy” is incorporated herein by reference.

     (c)  Trading Market and Price. The information set forth in the section of the Information Statement entitled “Price Range of Our Common Stock and Dividend Policy” is incorporated herein by reference.

     (d)  Dividends. The information set forth in the section of the Information Statement entitled “Price Range of Our Common Stock and Dividend Policy” is incorporated herein by reference.

     (e)  Prior Public Offerings. Not applicable.

     (f)  Prior Stock Purchases. Not applicable.

Item 3. Identity and Background of Filing Persons.

ITEM 1003

     (a)  Name and Address. This Schedule 13E-3 is filed by Regency, Acquisition, First Lincoln, Evergreen, RMO, MAREV, Martin Oliner and the Oliner Family Trust. Regency is also the subject company of this Schedule 13E-3. The information set forth in the sections of the Information Statement entitled “Special Factors – Background of the Merger” and “Special Factors – Information Regarding Martin Oliner and His Affiliated Companies” is incorporated herein by reference.

     (b)  Business and Background of Entities. The information set forth in the sections of the Information Statement entitled “Summary Term Sheet – The Merger and the Merger Agreement” and “Special Factors - Information Regarding Martin Oliner and His Affiliated Companies” is incorporated herein by reference.

     (c)  Business and Background of Natural Persons. The information set forth in the section of the Information Statement entitled “Special Factors - Information Regarding Martin Oliner and His Affiliated Companies” is incorporated herein by reference.

Item 4. Terms of the Transaction.

ITEM 1004

     (a)  Material Terms. The information set forth in the sections of the Information Statement entitled “Summary Term Sheet,” “Special Factors – The Regency Board’s Views on the Reasons for the Merger and the Fairness of the Merger,” “Special Factors – The Merger Agreement” and “Material Federal Income Tax Consequences” is incorporated herein by reference.

     (b)  Purchases. Not applicable.

     (c)  Different Terms. The information set forth in the sections of the Information Statement entitled “Summary Term Sheet,” “Special Factors – Effects of the Merger” and “Special Factors – The Merger Agreement” is incorporated herein by reference.

     (d)  Appraisal Rights. The information set forth in the section of the Information Statement entitled “Dissenters’ Appraisal Rights” is incorporated herein by reference.

     (e)  Provisions for Unaffiliated Security Holders. The information set forth in the sections of the Information Statement entitled “Special Factors – The Regency Board’s Views on the Reasons for the Merger and the Fairness of the Merger” and “Where You Can Find More Information” is incorporated herein by reference.

     (f)  Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

ITEM 1005

     (a)  Transactions. The information set forth in the section of the Information Statement entitled “Special Factors – Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

     (b)  Significant Corporate Events. The information set forth in the sections of the Information Statement entitled “Special Factors – Background of the Merger” and “Special Factors – Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

     (c)  Negotiations or Contacts. The information set forth in the sections of the Information Statement entitled “Special Factors – Background of the Merger” and “Special Factors – Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

     (d)  Conflicts of Interest. Not applicable.

     (e)  Agreements Involving the Subject Company’s Securities. The information set forth in the section of the Information Statement entitled “Special Factors – The Merger Agreement” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

ITEM 1006

     (a)  Purposes. Not applicable.

     (b)  Use of Securities Acquired. The information set forth in the section of the Information Statement entitled “Special Factors – Effects of the Merger” is incorporated herein by reference.

     (c)  Plans. The information set forth in the sections of the Information Statement entitled “Summary Term Sheet,” “Special Factors – Effects of the Merger” and “Special Factors – The Merger” is incorporated herein by reference.

     (d)  Subject Company Negotiations. Not applicable.

Item 7. Purposes, Alternatives, Reasons and Effects.

ITEM 1013

     (a)  Purposes. The information set forth in the sections of the Information Statement entitled “Special Factors – The Regency Board’s Views on the Reasons for the Merger and the Fairness of the Merger” and “Special Factors – The Merger Agreement” is incorporated herein by reference.

     (b)  Alternatives. The information set forth in the sections of the Information Statement entitled “Special Factors – Background of the Merger” and “Special Factors – The Regency Board’s Views on the Reasons for the Merger and the Fairness of the Merger” is incorporated herein by reference.

     (c)  Reasons. The information set forth in the sections of the Information Statement entitled “Special Factors – Background of the Merger” and “Special Factors – The Regency Board’s Views on the Reasons for the Merger and the Fairness of the Merger” is incorporated herein by reference.

     (d)  Effects. The information set forth in the sections of the Information Statement entitled “Special Factors – Effects of the Merger,” “Special Factors – The Merger Agreement” and “Material Federal Income Tax Consequences” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

ITEM 1014

     (a)  Fairness. The information set forth in the sections of the Information Statement entitled “Special Factors – The Regency Board’s Views on the Reasons for the Merger and the Fairness of the Merger” and “Special Factors – Position of Mr. Oliner and His Affiliated Companies as to the Fairness of the Merger” is incorporated herein by reference.

     (b)  Factors Considered in Determining Fairness. The information set forth in the sections of the Information Statement entitled “Special Factors – Hempstead’s Fairness Opinion,” “Special Factors – The Regency Board’s Views on the Reasons for the Merger and the Fairness of the Merger” and “Special Factors – Position of Mr. Oliner and His Affiliated Companies as to the Fairness of the Merger” is incorporated herein by reference.

     (c)  Approval of Security Holders. The information set forth in the section of the Information Statement entitled “Special Factors – The Regency Board’s Views on the Reasons for the Merger and the Fairness of the Merger” is incorporated herein by reference.

     (d)  Unaffiliated Representative. The information set forth in the section of the Information Statement entitled “Special Factors – The Regency Board’s Views on the Reasons for the Merger and the Fairness of the Merger” is incorporated herein by reference.

     (e)  Approval of Directors. The information set forth in the section of the Information Statement entitled “Special Factors – Background of the Merger” is incorporated herein by reference.

     (f)  Other Offers. The information set forth in the section of the Information Statement entitled “Special Factors – Background of the Merger” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

ITEM 1015

     (a)-(c)  Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the sections of the Information Statement entitled “Special Factors – Background of the Merger” and “Special Factors – Hempstead’s Fairness Opinion” and in Appendix C to the Information Statement is incorporated herein by reference. The opinion of Hempstead & Co. Incorporated is set forth as Appendix C to the Information Statement and will be delivered by Regency to its stockholders of record.

Item 10. Source and Amounts of Funds or Other Consideration.

ITEM 1007

     (a)  Source of Funds. The information set forth in the section of the Information Statement entitled “Special Factors – Source of Funds for the Merger” is incorporated herein by reference.

     (b)  Conditions. None.

     (c)  Expenses. The information set forth in the section of the Information Statement entitled “Special Factors – Expenses Attributable to the Merger” is incorporated herein by reference.

     (d)  Borrowed Funds. None.

Item 11. Interest in Securities of the Subject Company.

ITEM 1008

     (a)  Securities Ownership. The information set forth in the sections of the Information Statement entitled “Special Factors – Information Regarding Martin Oliner and His Affiliated Companies” and “Special Factors – Interests of Certain Persons in the Merger” is incorporated herein by reference.

     (b)  Securities Transactions. None.

Item 12. The Solicitation or Recommendation.

ITEM 1012

     (a)-(c)  Solicitation or Recommendation; Reasons; Intent to Tender. Not applicable.

     (d)  Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the sections of the Information Statement entitled “Special Factors – Background of the Merger” and “Special Factors – Position of Mr. Oliner and His Affiliated Companies as to the Fairness of the Merger” is incorporated herein by reference.

     (e)  Recommendation of Others. The information set forth in the sections of the Information Statement entitled “Special Factors – Background of the Merger,” “Special Factors – The Regency

Board’s Views on the Reasons for the Merger and the Fairness of the Merger” and “Special Factors – Position of Mr. Oliner and His Affiliated Companies as to the Fairness of the Merger” is incorporated herein by reference.

Item 13. Financial Information.

ITEM 1010

     (a)  Financial Information. The information set forth in the section of the Information Statement entitled “Selected Financial Data” is incorporated herein by reference.

     (b)  Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

ITEM 1009

     (a)  Solicitations or Recommendations. The information set forth in the sections of the Information Statement entitled “Special Factors – Background of the Merger” and “Special Factors – Hempstead’s Fairness Opinion” is incorporated herein by reference.

     (b)  Employees and Corporate Assets. Not applicable.

Item 15. Additional Information.

ITEM 1011

     (a)  Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

     (b)  Other Material Information. Additional information as set forth in the Information Statement, including the three appendices to the Information Statement, is incorporated herein by reference.

Item 16. Exhibits.

ITEM 1016

     (a)  Information Statement (incorporated herein by reference to the Preliminary Information Statement on Schedule 14C filed by Regency with the Commission on January 26, 2004)

     (b)  Not applicable.

     (c)  Opinion of Hempstead & Co Incorporated dated December 16, 2003 (incorporated herein by reference to Appendix C to the Information Statement on Schedule 14C filed by Regency with the Commission on January 26, 2004).

     (d)  Agreement and Plan of Merger dated December 16, 2003 between Regency and Acquisition (incorporated herein by reference to Appendix A to the Information Statement on Schedule 14C filed by Regency with the Commission on January 26, 2004).

     (e)  Not applicable.

     (f)  Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix B to the Information Statement on Schedule 14C filed with the Commission by Regency on January 26, 2004).

     (g)  Not applicable.

     (h)  Not applicable.

SIGNATURES

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     Dated as of January 26, 2004

REGENCY EQUITIES CORP.

By: /s/ Allan L. Chapman
Name: Allan L. Chapman
Title: Chief Executive Officer and President

REGENCY ACQUISITION CORP.
FIRST LINCOLN HOLDINGS, INC.
RMO, INC.
MAREV, INC.

By: /s/ David M. Taylor
Name: David M. Taylor
Title: Vice President and Secretary

EVERGREEN ACCEPTANCE LLC

By: /s/ David M. Taylor
Name: David M. Taylor
Title: Manager

/s/ MARTIN OLINER

Martin Oliner

OLINER FAMILY TRUST

/s/ Martin Oliner
Name: Martin Oliner
Title: Trustee

EXHIBIT INDEX

Exhibit No.	Description
(a)	Information Statement (incorporated herein by reference to the Preliminary Information Statement on Schedule 14C filed by Regency with the Commission on January 26, 2004)

(c)	Opinion of Hempstead & Co Incorporated dated December 16, 2003 (incorporated herein by reference to Appendix C to the Information Statement on Schedule 14C filed by Regency with the Commission on January 26, 2004)

(d)	Agreement and Plan of Merger dated December 16, 2003 between Regency and Acquisition (incorporated herein by reference to Appendix A to the Information Statement on Schedule 14C filed by Regency with the Commission on January 26, 2004)

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix B to the Information Statement on Schedule 14C filed with the Commission by Regency on January 26, 2004)